50 12/31

19 12/30

02053965

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34049

SEC MAIL RECEIVED DEC 27 2002 WASH. D.C. 207 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Castle Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Church Street, Suite 25
(No. and Street)

Freeport	New York	11520
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael T. Studer (516) 868-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Syed N. Haque, CPA
(Name – *if individual, state last, first, middle name*)

92-29 Queens Blvd., Suite 1C	Rego Park	New York	11374
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OP 12-31

OATH OR AFFIRMATION

I, Michael T. Studer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Castle Securities Corp., as of September 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MITCHELL G. MENIK
NOTARY PUBLIC, STATE OF NEW YORK
No. 01ME6035256
QUALIFIED IN NASSAU COUNTY
MY COMMISSION EXPIRES DEC. 27, 2005

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASTLE SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

as of September 30, 2002

Syed N. Haque, CPA

92-29 Queens Boulevard, Suite 1C
Rego Park, New York 11374
Tel: 718-896-8900
Fax: 718-896-7490

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors of
Castle Securities Corp.:

We have audited the accompanying statement of financial condition of Castle Securities Corp. (the "Company"), as of September 30, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 5, the Company, its president and others are subject to certain regulatory proceedings. If the Company does not prevail, the outcome could have a material adverse effect on the Company's financial condition.

In our opinion, except for the effect of the matter discussed in the preceding paragraph, the financial statement referred to above present fairly, in all material respects, the financial position of Castle Securities Corp. as of September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Syed N. Haque, CPA

Rego Park, New York
December 13, 2002

CASTLE SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

as of September 30, 2002

ASSETS:

Cash	$30,143
Due from clearing broker	48,400
Property and equipment, net of accumulated depreciation of $114,565 (Notes 2 and 3)	9,447
Other assets	5,098
Total assets	$93,088

LIABILITIES AND STOCKHOLDER'S EQUITY:

Liabilities:	
Commissions payable	$176
Accounts payable and accrued expenses	53,723
Total liabilities	53,899
Commitments and Contingencies (Note 5)	
Stockholder's equity:	
Common stock, no par value; 200 shares authorized, issued and outstanding	15,000
Additional paid-in capital	690,000
Retained earnings (deficit)	(665,811)
Total stockholder's equity	39,189
Total liabilities and stockholder's equity	$93,088

The accompanying notes are an integral part of these financial statements.

1. Organization:

Castle Securities Corp. (the "Company") was incorporated in New York on December 7, 1984 and is a wholly owned subsidiary of Castle Holding Corp. ("CHC"). The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and has been a member of the National Association of Securities Dealers Inc. (the "NASD") since November 1, 1985. For the year ended September 30, 2002, the Company conducted its operations from its main office in Freeport, New York and from a branch office in New York City until March 15, 2002. The Company clears all trades with a clearing broker on a fully disclosed basis. Accordingly, the Company claims exemption from Securities and Exchange Commission Rule 15c3-3 because it does not carry customer funds nor handle customer securities.

2. Summary of Significant Accounting Policies:

Use of Estimates:
The preparation of the financial statements to conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:
The Company considers highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents.

Property and Equipment:
Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes:
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting For Income Taxes".

Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for federal and state income tax reporting purposes. Deferred income taxes, if any, reflect the net effects of temporary differences betweens the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

3. Property and Equipment:

At September 30, 2002, property and equipment consisted of the following:

Furniture and equipment	$123,012
Leasehold improvements	1,000
	124,012
Less: accumulated depreciation	114,565
	$9,447

4. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 times net capital, as defined.

At September 30, 2002, the Company had net capital of $24,644, which was $19,644 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was 2.19 to 1.

5. Commitments and Contingencies:

On September 13, 1994, the Securities and Exchange Commission ("SEC") filled a civil action against the Company, its president, a former registered representative, and eight other defendants. The action alleges violations of Section 5 (a) and (c), and 17 (a) of the Securities Act of 1933, Section 10 (b) and 15c of the Securities Exchange Act of 1934 and Rules 10b-3, 10b-5, 10b-6, and 15d-2 thereunder. The complaint seeks injunctive relief and disgorgement of profits. The trial commenced October 22, 2002, concluded November 7, 2002, and a decision is expected in January 2003.

On August 31, 2001, the NASD Department of Enforcement commenced a disciplinary proceeding against the Company, its president, two registered representatives, and one former registered representative. The Complaint alleges violations of NASD Conduct Rules 2110, 2120, 2510, and 3010 and Section 10 (b) of the Securities Exchange Act of 1934 and SEC Rule 10b-5 thereunder. The Complaint seeks injunctive relief and disgorgement of any and all ill – gotten gains. The Company answered the Complaint and is vigorously defending itself. A hearing was held on December 16 and 17, 2002, and a decision is expected in February 2003.

Management believes, based upon discussions with legal counsel, that the Company and its president have meritorious defenses to the matters and have a reasonable possibility of prevailing, but should the Company not prevail, either matter could have a material adverse effect on the Company's financial condition. In the year ended September 30, 2002, the Company reversed a prior year accrual of $50,000 of estimated costs involving the above actions.

The materiality of legal matters on the Company's future operating results depends on the level of future results of operations as well as the timing and ultimate outcome of such legal matters.

The Company does not maintain insurance coverage with respect to errors and omissions. Although the Company is not aware of any claims in this area, there is no assurance that none exists.

6. Rule 15c3-3:

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii), as all customers transactions are cleared on a fully disclosed basis through another registered broker-dealer, and it does not carry customer funds nor handle customer securities.

Syed N. Haque, CPA

92-29 Queens Boulevard, Suite 1C
Rego Park, New York 11374
Tel: 718-896-8900
Fax: 718-896-7490

To the Stockholder and Board of Directors of
Castle Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Castle Securities Corp. (the "Company"), for the year ended September 30, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry any securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above. It should be noted, however, that the Company is a small company, and essentially all its operational and record keeping procedures performed by two individuals. Consequently, the segregation of duties that is normally required for effective internal control is not practicable.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Syed W. Hague, CPA

Rego Park, New York
December 13, 2002